UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 August 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒                                                                   FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐                                                           NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains 13 August 2004: 30 HOURS OF NOISE TO FIGHT HUNGER

30 Hours of Noise to Fight Hunger

TNT staff to give performance to raise funds for the World Food Programme

Staff members, based in the Amsterdam Head Office of the global mail, express and logistics company TNT will be giving a performance at the Edinburgh Festival Fringe on August 18, 2004. The staff will be giving a ‘quality and professional’ musical performance to crowds at The Mound. Only the TNTers won¹t know they will be giving the performance until they start rehearsing some 30 hours before the actual performance. The experience is part of a team building event with all 45 staff members from the Corporate Audit Services department.

The purpose of this event is to raise funds and awareness for the United Nations World Food Programme, with whom TNT has a close partnership. By buying a badge for a minimum donation of one pound, those attending the performance can make a direct contribution to WFP’s life saving work. Donations will be doubled by TNT and given to WFP to support its Global School Feeding Campaign, which aims to feed and educate children in poor countries by offering them food in exchange for attending school.

Organiser Rodney Irwin, a Director in the Corporate Audit Services Department, is very excited about the event. “Every year our Audit Conference includes team building events for all our staff members. This year our Chief Internal Auditor Steve Youngman was very enthusiastic about my proposal to do something really challenging and at the same time take the opportunity to raise awareness for our partnership with the World Food Programme. We will also be joined on stage by employees of the WFP from Rome, some colleagues and our Chief Executive Officer Peter Bakker. They too don’t know we are part of the Fringe Festival - it is very exciting to have this unique opportunity”.

WFP’s global school feeding campaign aims to ensure that every child has the opportunity to learn basic reading, writing and arithmetic. Most of the funds raised will go to WFP’s under-funded school feeding programme in Sudan where the agency aims to feed more than 300,000 school children.

WFP’s school feeding programmes are currently reaching some 16 million children a year, nourishing their bodies as well as their minds and encouraging them to attend school. The agency has set itself the target of feeding 50 million school children by 2008.

30 hours of noise to fight hunger

Date: Wednesday 18 August 2004

Time: 19:15 - 19:45

Location: The Mound, between the Royal Mile and Princes Street, next to the National Gallery - or just follow the NOISE!

Notes to editors

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs around 160,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

WFP is the world’s largest humanitarian agency: in 2003 it gave food aid to a record 104 million people in 81 countries, including 56 million hungry children. WFP Global School Feeding Campaign - For just 19 cents a day, you can help WFP give children in poor countries a healthy meal at school — a gift of hope for a brighter future. Visit www.wfp.org

For more information on the Edinburgh Festival Fringe: www.edfringe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By:	/s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 19 August 2004